CLIFFORD CHANCE
PARTNERSCHAFT MIT
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www.cliffordchance.com

VIA EDGAR
Laura Veator, Stephen Krikorian, Alexandra Barone, and Jeff Kauten
United States Securities & Exchange Commission
Division of Corporation Finance	March 12, 2024
100 F Street, N.E.
Washington, D.C. 20549-0404

Re	Pegasus Digital Mobility Acquisition Corp. / Pegasus TopCo B.V.
Registration Statement on Form F-4, File No. 333-274701
Responses to Staff comments made by letter dated March 6, 2024

Dear Ms. Veator, Mr. Krikorian, Ms. Barone, and Mr. Kauten:

On behalf of our client, Pegasus TopCo B.V. (the "Company"), we submit to the staff of the United States Securities and Exchange Commission (the "Staff") this letter setting forth the Company's response to the comments contained in the Staff's letter dated March 6, 2024 (the "Comment Letter") in connection with the Company's Registration Statement on Form F-4, filed on February 27, 2023, (the "Registration Statement"). Concurrent with the submission of this response letter, the Company is submitting Amendment No. 4 of the Registration Statement on Form F-4 (the "Amended Registration Statement") via EDGAR. The Amended Registration Statement contains updates in response to the Staff's comments made in the Comment Letter. Attached as Annex A to this letter is a marked copy showing the changed pages of the Amended Registration Statement for reference.

The Staff's comments are reproduced below in italics and are followed by the Company's response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form F-4

The Business Combination

The Pegasus Board's Reasons for the Business Combination

Consideration to be paid for the Target, page 122

1.	We note your response to prior comment 2. Please expand your disclosure to specifically explain the reasons for increases in projected revenue and EBITDA for FY 2024 as compared to actual amounts achieved for FY 2023 and FY 2022 and clarify why these assumptions are reasonable. Please also expand your disclosure to explain the underlying reasons for increases in projected orders from your customers for FY 2024 as compared to FY 2023. Quantify the impact of any new revenue products included in your projections, such as the commercial ET sales, and the basis for these projections. Also, clarify the specific macroeconomic conditions and the industry growth trends to which you refer and how these are different than the conditions that existed in 2023. In this section, please also disclose the specific factors or contingencies that could impact achievement of the projections.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in "The Business Combination" to set out the reasons, assumptions and other disclosures the Staff has requested.

Clifford Chance LLP is a limited liability partnership registered in England and Wales under no. OC323571. The firm's registered office and principal place of business is at 10 Upper Bank Street London E14 5JJ. The firm uses the word "partner" to refer to a member of Clifford Chance LLP or an employee or consultant with equivalent standing and qualifications. The firm is authorised and regulated by the Solicitors Regulation Authority under SRA number 447778.

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2.	Please revise your disclosure to clarify Schmid’s revised enterprise value based on the 2024 EBITDA forecast and the multiple that was used in its determination. To the extent the multiple used is greater than the median multiple of 16.0x of the comparable companies, please further explain Schmid’s premium technical product and technology customer relationships that support this.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in "The Business Combination" to clarify Schmid's revised enterprise value based on its 2024 EBITDA forecast and the multiple used in its determination. The multiple used is significantly below the median multiple of 16.0x (even if assigning a full value to the earn-out shares as if they had already vested) and as such no additional disclosure was added except for such disclosure of multiples.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 175

3.	In your response to prior comment 5 you indicate that given the uncertainty related to the future share price, the Company has, for the purposes of the Unaudited Pro Forma Condensed Combined Statement of Financial Statements, assumed the probability of meeting the share price requirements is zero and that the resulting fair value is immaterial. However, you also indicate that you will perform a fair value assessment to determine the fair value of the Earnout Shares as of the Closing Date and you will recognize that amount as an expense. Please further clarify why this expense is not recognized in your Pro Forma Combined Statement of Profit or Loss for the year ended December 31, 2022 in accordance with Article 11-02(a)(6)(i)(A) of Regulation S-X. Clarify the valuation methodology you will use to measure the fair value of these awards in accordance with IFRS 2 and how the significant inputs were determined.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, for purposes of the Pro Forma Financial Statements, estimating the fair value of the Earnout Shares through an option valuation model may not appropriately reflect the actual fair value of the Earnout Shares as will be calculated on the closing date of the Business Combination. A key input into the fair value model is the grant date value of the underlying shares. This will only be known at the closing of the Business Combination and is subject to substantial fluctuations due to the nature of de-SPAC transactions and resulting redemptions, capital raises, or other changes that may occur prior to closing of the Business Combination. Additionally, based on the negative share price returns experienced in other recent de-SPAC transactions in the U.S., the closing price of a TopCo Ordinary share on the date of closing of the Business Combination may be significantly different than the current price of a Pegasus Class A Ordinary Share. For this reason, rather than record a pro forma adjustment based on significant estimates that may not be representative of the actual impact, the Company has assumed the probability of meeting the share price requirements is at or near zero. To be transparent, the Company has disclosed the maximum potential impact of the Earnout Agreement based on the Euro equivalent of the assumed TopCo Ordinary Share price in the First Amendment to Shareholders’ Undertaking agreement.

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As acknowledged in the Staff’s comment, once the Business Combination closing has occurred and the Earnout Shares are granted the Company plans to calculate the fair value of the stock-based compensation under IFRS 2 utilizing a Monte Carlo model. The share price thresholds are non-vesting conditions that will be considered by incorporating the risk of not meeting such a condition into the model. The Company plans to use the following assumptions:

Inputs	Determination
Share Price	Closing price of a TopCo Ordinary Share on the Closing Date
Risk-free rate	Yield of a U.S. Government 3 Year Zero Coupon Bond at Closing
Expected Volatility	Schmid does not have historical share prices that can be assessed for volatility. Therefore, the expected volatility will be determined based on the Company’s business model, history, and projections.
Expected Dividends	None. Neither Pegasus nor Schmid have historically paid dividends. The payment of cash dividends in the future will be dependent upon TopCo’s revenues and earnings. However, TopCo does not anticipate paying any dividends on the TopCo Ordinary Shares for the foreseeable future.
Term	3 years (based on the Earnout Agreement)
Thresholds	$15.00 per share and $18.00 per share;

The resulting fair value will be recognized in the financial results of TopCo at the time of the closing of the Business Combination.

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Schmid's Management's Discussion and Analysis of Financial Condition and Results of

Operations

Liquidity and Capital Resources, page 202

4.	In your response to prior comment 6 you state that the retained earnings of your Chinese subsidiary amount to EUR 4,442,478 as of December 31, 2022 and are fully distributable. You further state that the amount of net assets of the Chinese subsidiary as of December 31, 2022 was EUR 36,866,231 before consolidation. Considering your disclosure on page 59 that for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law, it appears that the net assets of your Chinese subsidiary, excluding the retained earnings, are restricted net assets that may not be transferred to the parent in the form of loans, advances or dividends. Tell us the amount of net assets of your Chinese subsidiary after intercompany eliminations, and how you considered including Schedule 1, required by Rule 5-04 of Regulation S-X. In this regard, considering that the total combined net assets of the Schmid Group was negative, any restrictions placed on the net assets of subsidiaries with positive equity (after intercompany eliminations) would result in the 25% threshold being met and a requirement to provide parent company financial information. Refer to Rule 1-02(dd) of Regulation S-X for the definition of Restricted Net Assets. Please also tell us how you considered including the disclosures required by Rule 4-08(e)(3) of Regulation S-X.

Company Response: In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and notes that the Company does not believe the restrictions mentioned within page 59 meet the requirements of “restricted net assets” as defined in Rule 1-02(dd) of Regulation S-X. These restrictions are customary laws in China which act to limit dividends to the amount of the retained earnings of the subsidiary and additionally they do not mandate consent by the Chinese government. For example, in 2021 the Company entered into a licensing agreement with a Chinese subsidiary and in payment, €15 million was transferred out of the subsidiary to the Company. A transaction which did not require the approval of the Chinese government. For these reasons we do not believe the disclosures under Rule 4-08(e)(3) or Schedule 1 under Rule 5-04 of Regulation S-X are required.

The Company does note that a percentage of profit is required to be reserved according to Chinese law but as of December 31, 2022 it was not material.

If you have any questions regarding the Amended Registration Statement, please contact with George Hacket at +49 69 7199 3103 or george.hacket@cliffordchance.com or Axel Wittmann at Axel.Wittmann@CliffordChance.com or under +49 69 7199 1528.

Sincerely,

/s/ George Hacket

c.c.	Pegasus Digital Mobility Acquisition Corp
Jeremy Mistry

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Annex A